

December 5, 2013

Via E-mail
Regency Energy Partners LP
c/o Michael Bradley
President and Chief Executive Officer
Regency GP LLC
2001 Bryan Street, Suite 3700
Dallas, Texas 75201

> **Re:** **Regency Energy Partners LP**
> **Registration Statement on Form S-4**
> **Filed November 8, 2013**
> **File No. 333-192184**

Dear Mr. Bradley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please provide us with copies of the "board books" or similar documentation provided to the board and management in connection with the proposed transaction. Such materials should include all presentations made by Evercore and Citi.

2.   You state on page 2 that "If the merger agreement is terminated under specified circumstances, PVR may be required to pay all of the reasonably documented out-of-pocket expenses incurred by Regency and its affiliates in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $20.0 million, *or* pay Regency a termination fee of $134.5 million…" (emphasis added). In other places in the filing, you state that PVR could be required "to reimburse up to $20.0 million of Regency's out-of-pocket expenses *and* pay a termination fee to Regency of $134.5 million" (emphasis added). Please revise throughout for consistency and briefly discuss in each instance when reimbursement for expenses would be warranted and when a termination fee would be warranted.

Summary, page 9

3.   Please provide an organizational chart that describes the corporate ownership structure prior to and after the proposed merger.

Proposal 1: The Merger, page 54

Background to the Merger, page 55

4.   On page 56, you state that Evercore believed that four potential candidates were to be able to pay a 30% premium to PVR's then-current unit price. You further state that management advised the Board that it believed that two of the four were pursuing growth strategies that would not likely include a potential combination with PVR, and that PVR management advised the Board that it had been informed by investment bankers familiar with another of the four companies that that company would not be interested in PVR because of its coal business. Please expand to discuss why the Board decided not to pursue a business combination with the fourth potential candidate identified by Evercore.

5.   You disclose at page 60 that "Evercore and Citi would each serve as a financial advisor to PVR in the transaction and that, pursuant to a separate engagement letter." Please expand your disclosure to clarify each financial advisor's role. For example, explain the scope of Evercore's role beyond providing a fairness opinion and the extent of Citi's role, if any, in the fairness opinion.

6.   With respect to the meeting on October 1, 2013 with the financial advisors, please expand your disclosure at page 62 to disclose how the concerns were addressed or resolved. Also indicate the proposed exchange ratio range that was discussed.

7.   Please address the extent that the parties considered an adjustable or non-fixed ratio, and discuss why or why not.

8.   We note the offer by Regency on October 3, 2013 after Regency had completed its due diligence and review of the further analysis by Regency's financial advisors. Please expand to explain the results of the analysis that led to an offer that included a reduced exchange ratio, no cash to keep the PVR unitholders whole on their PVR distribution for the four quarters post-closing, with no firm commitment to increase Regency's distribution post-closing and no financial support for the transaction from Regency's general partner.

Opinion of the Financial Advisor to the Board of Directors of PVR GP, page 68

9.   You state that "Evercore's opinion was addressed to, and provided solely for the information and benefit of, the board of directors of the PVR GP (in its capacity as such), in connection with its evaluation of the merger..."   Please revise to remove any implication that shareholders cannot rely upon the opinion to support any claims against Evercore arising under applicable state law, or disclose the basis for Evercore's belief that shareholders cannot rely upon the opinion to support any such claims. Even if such state-law defense were available, disclose that such availability would have no effect on the rights and responsibilities of either Evercore or the board of directors under the federal securities laws.

10.   With respect to the discounted cash flow analyses, please disclose how Evercore arrived at the range of discount rates, EBITDA multiples and perpetuity growth rates discussed in this section. Please also disclose how Evercore determined the terminal exit yield percentages and equity discount rates used in these analyses. In addition, disclose how Evercore chose the discount rates used in the precedent M&A transaction analyses.

11.   With respect to the premiums paid analysis, disclose the seven MLP transactions that Evercore reviewed, including the criteria used to select these transactions. Disclose the mean of the relevant premiums that was used to calculate the mean implied transaction value range.

12.   Similarly, with respect to the selection of the comparative transactions in the precedent M&A transaction analyses, please disclose the criteria Evercore used to determine the comparative transactions to be used for analysis. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not. Similarly, disclose the "certain characteristics" that made these assets similar to the PVR assets and Regency assets.

13.   If you have not done so, please disclose all criteria used by Evercore to determine the constituents of the peer group in the peer group trading analyses. For example, please disclose how the selected companies compared with PVR or Regency in terms of ratio of aggregate value, size, etc. Please tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

14. With respect to the Wall Street research price targets analysis, please disclose how you chose the range of August 8, 2013 to September 27, 213 with respect to the Regency price targets.

15. With respect to the pro forma analysis discussed on page 81, please expand to discuss the results of or conclusions derived from the analysis.

Litigation Relating to the Merger, page 92

16. Please supplementally provide us with copies of each of the complaints filed in connection with the proposed merger, including any amended or consolidated complaints. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim (Staff Attorney) at (202) 551-3878 or the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Neel Lemon
       Baker Botts L.L.P.